EXHIBIT 99.1

Fourth Quarter 2007 Report to Shareholders

For the Twelve Months Ended August 31, 2007
(Unaudited)

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	5
Depreciation	6
Amortization	6
Interest on long-term debt	6
Debt refinancing loss	6
Other expense, net	6
Income taxes	6
Net income	7
Radio	8
Television	9
Content	11
Corporate	12
Quarterly Consolidated Financial Information	12
Risks and Uncertainties	13
Financial Position	13
Liquidity and Capital Resources	14
Cash flows	14
Liquidity	15
Net debt to segment profit	15
Off-balance sheet arrangements and derivative financial instruments	15
Contractual commitments	15
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	16
Key Performance Indicators	16
Free cash flow	16
Net debt	16
Net debt to segment profit	16
Consolidated Financial Statements and Notes	17

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars except per share data)	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Revenues	187,204	184,979	768,743	726,270
Segment profit
Radio	19,711	15,844	77,535	68,352
Television	35,541	34,548	182,448	165,293
Content	2,254	2,230	5,442	4,500
Corporate	(7,372)	(7,851)	(24,844)	(23,998)
Eliminations	50	(256)	340	(28)
	50,184	44,515	240,921	214,119

Net income	21,219	46,642	107,018	35,471
Earnings per share
Basic	$0.50	$1.11	$2.53	$0.84
Diluted	0.49	1.09	2.47	0.82
Weighted average number of shares outstanding (in thousands)
Basic	42,121	41,961	42,281	42,461
Diluted	43,098	42,901	43,328	43,247

Significant Events in the Quarter

•
On June 18, 2007, the Company announced that it had reached an agreement with Groupe Génération Rock Inc. to purchase Sherbrooke radio station CIGR-FM (Génération Rock). The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the acquisition price for the station is approximately $1.1 million (subject to the customary closing adjustments).

•	On June 22, 2007, the CRTC approved the Company’s sale of its interest in The Documentary Channel to the CBC.
•
On June 23, 2007, the Radio Television News Directors Association honoured the best in journalism in Canada.  The Company received two awards: 630 CHED’s The Inside Story with Michelle Boden won the Dan McArthur Award (in-depth/investigative news) and AM 640 (CFMJ) won the Sam Ross Award (editorial/commentary) Dirty Carols story. The Company’s CKNW AM 980 station also received an honourable mention for “continuing coverage” with Storm Season.

•	On June 29, July 30, and August 31, 2007, the Company paid monthly dividends of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
•
On July 6, 2007, the CRTC approved the Company’s purchase of Winnipeg radio station CJZZ 99.1 Cool FM and Kitchener radio station CKBT 91.5 The Beat from CanWest MediaWorks.  This transaction closed on July 28, 2007.

•
On August 1, 2007, the Company announced it had partnered with Magnet Mobile Media to design and develop interactive mobile applications for Corus’ Radio and Television properties. Under this agreement, Magnet will create interactive mobile programs for Corus’ key brands, promotions, marketing and sales initiatives.

•	On August 9, 2007, the Company announced it had reached an agreement to sell radio station CHRC-AM (Info 800 AM). The transaction is subject to approval by the CRTC.

•
On August 16, 2007, the Company announced it has partnered with Hearst Corporation on a strategic joint venture to bring Cosmopolitan Television to Canada. Inspired by Cosmopolitan, the world’s best-selling young women’s magazine, the 24-hour digital channel for women will launch in early 2008. Cosmopolitan TV Canada joins Cosmopolitan Television networks in Spain and throughout Latin America.

Significant Events Subsequent to the Quarter

•
On September 7, 2007, KidsCo, the joint venture channel owned by the Company, Sparrowhawk Media and DIC Entertainment (DIC), announced the launch of channels in Romania, Hungary, Russia, Turkey and Poland. Deals have also been signed in Ukraine, where KidsCo will launch next month, and in Asia Pacific, where viewers will be able to tune in by early 2008.

•
On September 20, 2007, the Company announced that its Corus Quebec radio network would broadcast a weekly address from the province’s Premier on The Address from the Assembly. The address will be broadcast across the entire Corus Québec FM radio network. In areas not served by Corus Québec stations, the broadcast will be made available to other radio outlets.

•
On September 25, 2007, the Company announced a number of further organizational changes in its Corporate and Television divisions. Further to management team changes announced July 31, the September 25 changes affected the corporate IT department and the Television division’s Interactive, Marketing, Co-Marketing, Sales, Broadcast Operations and Movie Central and Corus Kids programming departments.  The changes were made to reduce costs and align the organization to better serve audiences and advertising and BDU clients.  The Company confirmed that 53 positions were eliminated as a result of these changes.

•
On September 26, 2007, the Company held its annual Investor Day. The Company confirmed that it achieved its consolidated free cash flow target and its segment profit guidance for the fiscal year ending August 31, 2007. The Company also provided its fiscal 2008 guidance which target free cash flow of $90 to $110 million and consolidated segment profit of $250 to $260 million.

•	On September 28, 2007, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
•
On October 5, 2007, Nelvana Enterprises announced that it is expanding its digital sell-through network with an agreement to sell its animated content through the online stores powered by HP Video Merchant Services.

•
On October 12, 2007, Corus Radio and Penguin Group (Canada) announced they are putting books on the radio and online in a new book club feature for the nationally syndicated daily show Adler On Line, hosted by well-known talk personality Charles Adler.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and twelve-month periods ended August 31, 2007 is prepared at September 30, 2007.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2006 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws.  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the quarter was $21.2 million on revenues of $187.2 million, as compared to net income of $46.6 million on revenues of $185.0 million in the prior year.  Income tax expense for the prior year was reduced by approximately $37.0 million in long-term future tax rate changes and other items in the fourth quarter.  For the quarter, Radio delivered segment profit growth of 24%, while Television segment profit increased by 3%.  Please refer to the discussion of segmented results for further analysis, including a discussion of changes to the reportable segments.

Financial Results

Revenues

Revenues for the fourth quarter were $187.2 million, an increase of 1% over $185.0 million last year.  Radio revenues were flat, Television experienced an increase of 8%, while Content decreased by 28% in the quarter.  For the year, revenues of $768.7 million represented a 6% increase over $726.3 million last year.  Radio and Television experienced increases of 3% and 9% respectively, while Content decreased by 4%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the fourth quarter were $137.0 million, down 2% from $140.5 million in the prior year.  For the year, expenses were $527.8 million, up 3% from the prior year.  Expense increases in Television were the result of higher program rights and film amortization, while expenses at Content decreased as the result of lower revenues.  Included as a reduction of expenses in the fourth quarter is a reversal of $4.9 million in regulatory fees accrued through the fiscal year that are now deemed not to be payable.   Had this accrual not been reversed in the fourth quarter, expenses would have increased by 1% for the quarter and 4% for the year.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the fourth quarter was $5.8 million, an increase of $0.2 million from last year, while for the year depreciation expense of $21.6 million represented a $0.3 million increase over the prior year.  These fluctuations reflect the timing of capital expenditures, and the fact that depreciation and capital expenditures have remained fairly constant over the past several fiscal years.

Amortization

Amortization expense for the fourth quarter was $0.3 million, down from $0.6 million last year, while for the year amortization expense of $1.6 million represented a $1.3 million decrease from the prior year.  The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.  The remaining $4.1 million in deferred financing charges relating to the Company’s bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt

Interest expense for the fourth quarter was $8.8 million, up from $8.5 million last year, while for the year interest expense of $35.8 million represented a decrease of $7.3 million from the prior year.  The Company refinanced its debt at the end of January 2006, with the result that the Senior Subordinated Notes (“Notes”), which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate for fiscal 2007 was 5.4% on bank loans.

Debt refinancing loss

In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of its Notes.  Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated.  In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks.  These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter of fiscal 2006.  The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees.

Other expense, net

Other expense for the fourth quarter was $2.6 million, compared to other expense of $8.3 million in the prior year, while for the year other expense of $9.8 million in the current year represents a decrease of $1.9 million from other expense of $11.7 million in the prior year.  The current year includes restructuring charges of $10.4 million, incurred primarily in the Television segment in the first quarter and Radio segment in the fourth quarter, while the prior year includes $11.4 million in restructuring charges, incurred primarily in the Radio segment in the third quarter and Content segment in the fourth quarter.  Interest income declined from $2.6 million in the prior year to $0.8 million in the current year, resulting from lower cash and cash equivalents balances.

Income taxes

The effective tax rate for 2007 was 34.7%, consistent with the Company’s 35.5% statutory rate.  The effective tax rate for the fourth quarter was 31.2%, reflecting a benefit of $1.6 million related to a change in the long-term future tax rate.  Income tax expense for the prior year was reduced by approximately $37.0 million in long-term future tax rate changes and other items in the fourth quarter.

Net income

Net income for the fourth quarter was $21.2 million, as compared to $46.6 million last year.  Earnings per share for the fourth quarter were $0.50 basic and $0.49 diluted, compared with $1.11 basic and $1.09 diluted last year.  For the year, net income in fiscal 2007 is $107.0 million or $2.53 basic and $2.47 diluted earnings per share, compared to $35.5 million, or $0.84 basic and $0.82 diluted loss per share, last year.

Radio

The Radio division comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	66,544	66,287	275,736	268,367
Direct cost of sales, general and administrative expenses	46,833	50,443	198,201	200,015
Segment profit	19,711	15,844	77,535	68,352

Revenues for the fourth quarter were $66.5 million, essentially unchanged from the corresponding period last year.  Both local and national airtime revenues for the quarter increased by 2% compared to the prior year, while other ancillary revenues were down.  For the year, revenues of $275.7 million represented a 3% increase from the prior year.  Local airtime revenues increased by 1%, while national airtime sales were up 7% from the prior year.  Revenue growth for the quarter was experienced in the west, while for the year was experienced in all regions, with Edmonton and Toronto contributing above market average growth in the period, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the year ended August 31, 2007.  The Company has taken measures to address its challenges in the Quebec market, where Corus’ growth is now beginning to keep pace with the market average growth.  Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market in Western and Central Canada.

Direct cost of sales, general and administrative expenses for the fourth quarter were $46.8 million, down 7% from $50.4 in the corresponding period last year.  For the year, expenses of $198.2 million represented a 1% decrease from the prior year.  In the fourth quarter, Radio reversed an accrual of $3.0 million for certain regulatory fees that are now deemed not to be payable.  The expense related to these fees included in the results for fiscal 2006 is $2.9 million.  If not for this adjustment, expenses for Radio would have been down 1% in the quarter and up 1% for the year.  This increase over the prior year was due largely to a modest increase in employee-related costs. Radio incurred $3.6 million in restructuring expenses, primarily in the fourth quarter, related to the Montréal cluster.  These costs are reflected in other expense, net, and are excluded from segment profit.

Segment profit for the fourth quarter was $19.7 million, an increase of 24% from last year.  For the year, segment profit was $77.5 million, an increase of 13% from the prior year.  If not for the adjustment noted above, segment profit would have increased by 5% for the quarter and 9% for the year.  This segment profit increase represents a slight margin improvement for the Radio segment.

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in two digital television channels: SCREAM and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

The increase of Television’s interest in TELETOON from 40% to 50% and the absorption of the Nelvana production studio occurred at the start of fiscal 2007.  The segment results of Television for the prior year have been restated to reflect certain aspects of the change related to the Nelvana production studio.  The impact of this restatement on fiscal 2006 is to increase Television’s revenues and segment profit by $8.5 million and $1.1 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	104,219	96,873	436,270	401,856
Direct cost of sales, general and administrative expenses	68,678	62,325	253,822	236,563
Segment profit	35,541	34,548	182,448	165,293

Revenues for the fourth quarter were $104.2 million, up 8% from the corresponding period last year.  Revenues of $436.3 million for the year also represented a 9% increase from the prior year.  Revenue growth was driven by advertising revenue growth of 5% for the quarter and 10% for the year, and subscriber revenue growth of 5% and 8% for the quarter and year, respectively.  Other ancillary revenues, primarily derived through service work in the studio, were also up in the quarter and year.  Subscriber revenues in the prior year included subscriber fee adjustments of $2.3 million in the fourth quarter and $4.7 million in the full fiscal year.  The strong advertising results for fiscal 2007 were driven by double-digit revenues growth in CMT and W Network.  Specialty advertising growth was 8% for the quarter and 12% for the year, while total revenues from local and other television properties in the quarter were down slightly from the prior year.  Excluding the impact of the TELETOON acquisition, specialty advertising revenues grew by 5% for the quarter and 8% for the year.  Subscriber revenue growth was driven by increases across all networks.  Movie Central finished the quarter with 883,000 subscribers, up 7% from the same time last year.

Direct cost of sales, general and administrative expenses were $68.7 million for the fourth quarter, up 10% from the prior year, and $253.8 million for the year, up 7% from the prior year.  In the fourth quarter, Television reversed an accrual of $1.9 million for certain regulatory fees that are now deemed not to be payable.  The expense related to these fees included in the results for fiscal 2006 is $1.8 million.  If not for this adjustment, expenses for Television would have been up 13% for the quarter and up 8% for the year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 23% for the quarter and 13% for the year over the prior year.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.  These increased costs were offset by effective cost containment in other general and administrative overhead.  These costs were unchanged relative to the prior year’s quarter, and up 2% for the year.  This increase is due to the additional 10% of TELETOON.  Excluding the impact of the TELETOON acquisition, other general and administrative expenses were unchanged in the quarter and decreased by 1% in the year.  Television incurred $6.1 million in restructuring expenses, primarily in the first quarter, related to the consolidation of the Edmonton facility into the Toronto operations.  These costs are reflected in other expense, net, and are excluded from segment profit.

Segment profit for the fourth quarter was $35.5 million, up 3% from the prior year, while segment profit of $182.4 million for the year represented a 10% increase over the prior year.  If not for the regulatory fee adjustment noted above, segment profit would have decreased by 3% for the quarter and increased 9% for the year.  Of this growth for the year, 3% is due to the acquisition of an additional 10% share in TELETOON in the first quarter.

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

The absorption of the Nelvana production studio into Television occurred at the start of fiscal 2007.  The segment results of Content for the prior year have been restated to reflect certain aspects of this change.  The impact of this restatement on fiscal 2006 is to decrease Content’s revenues and segment profit by $8.5 million and $1.1 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	17,653	24,546	61,325	63,618
Direct cost of sales, general and administrative expenses	15,399	22,316	55,883	59,118
Segment profit	2,254	2,230	5,442	4,500

Revenues for the fourth quarter were $17.7 million and $61.3 million for the year, representing a 4% decrease from the full year results for the prior year.  This decrease is due to the fact that under the new studio structure, first Canadian windows on studio deliveries are not made available to Content for distribution.  Included in Content’s revenues for the quarter and year are inter-company revenues of $0.9 million and $4.3 million, respectively.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the fourth quarter were $15.4 million, down 31% from the prior year.  This decrease is the result of lower revenues in the quarter.  For the year, expenses decreased by 5%.  Direct cost of sales were lower than the prior year due to lower revenues, while general and administrative expenses were down due to a restructuring undertaken in the fourth quarter of fiscal 2006.  During the first quarter of fiscal 2007, Content incurred an additional $0.7 million in expenses related to a restructuring of the publishing business.  These costs are reflected in other expense, net, and are excluded from segment profit.

Segment profit for the fourth quarter was $2.3 million, compared to $2.2 million in the same period last year.  For the year, segment profit was $5.4 million, compared to $4.5 million last year.  The Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Stock-based compensation	3,225	5,045	10,192	11,596
Other general and administrative costs	4,147	2,806	14,652	12,402
General and administrative expenses	7,372	7,851	24,844	23,998

General and administrative expenses decreased to $7.4 million in the fourth quarter from $7.9 million in the same period last year, and for the year increased to $24.8 million from $24.0 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  An increase in the Company’s share price in the fourth quarter last year resulted in certain incentive plan thresholds being met that had not been accrued in earlier periods.  The current year reflects the impact of Corus’ higher average share price since the corresponding periods of fiscal 2006.  This impact has been reduced by income generated by a derivative instrument entered into in fiscal 2007 in order to offset the Company’s exposure to changes in the fair value of certain obligations under the Company’s PSU plan.

Other general and administrative costs are up from the prior year primarily as a result of continued investment in information technology.  In addition, the prior year includes the impact of a refund in the fourth quarter related to employee benefits.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2007.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2006.

(thousands of Canadian dollars
except per share amounts)
	Revenues	Segment profit	Net income	Earnings (loss) per share
			(loss)	Basic	Diluted
2007
4th quarter	187,204	50,184	21,219	$0.50	$0.49
3rd quarter	197,612	63,500	29,587	0.70	0.68
2nd quarter	174,729	47,320	19,543	0.46	0.45
1st quarter	209,198	79,917	36,669	0.87	0.85
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2006, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
•
The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Notes, as well as the termination of the cross-currency agreements associated with the Notes.  The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada’s (“SOCAN”) commercial radio tariff.  The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station’s annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration.  It is uncertain what impact this decision will have on Corus’ financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II License Fees paid by Canadian Radio-television and Telecommunications Commission (“CRTC”) licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II License Fees to the CRTC.  The Company has concluded that it is not appropriate to accrue for these fees in its results for fiscal 2007.  The decision is subject to appeal, and the outcome of any appeal may have a detrimental impact on the future financial results of the Company.

Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006.

Financial Position

Total assets at August 31, 2007 were $1.94 billion, compared to $1.84 billion at August 31, 2006.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $21.1 million.  Cash and cash equivalents decreased by $10.3 million.  The Company generated positive free cash flow, which was offset by cash used in financing activities.  Accounts receivable increased by $8.4 million from year end, however as expected the balance decreased from $166.1 million at the end of the third quarter.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.

Non-current assets increased by $73.7 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets decreased by $12.2 million, primarily due to the sale of shares in Astral Media Inc.  Capital assets and deferred charges did not change significantly from their year-end balances.  Program and film rights (current and non-current) increased by $31.7 million, as additions of acquired rights of $158.5 million and $6.6 million acquired in the TELETOON acquisition were offset by amortization of $138.7 million.  Program rights increased due to the acquisition of programming for the fall launch, and increases in condition of license requirements due to revenue growth.  Film investments increased by $5.8 million as net film spending of $56.1 million was offset by film amortization and accruals for tax credits.  Broadcast licenses increased by $27.6 million and goodwill increased by $39.1 million as a result of the TELETOON acquisition in the first quarter and the acquisition of two radio stations on the fourth quarter.

Current liabilities increased by $2.5 million.  Accounts payable and accrued liabilities increased by $5.6 million and income taxes payable decreased by $3.1 million.  Accounts payable and accrued liabilities related to working capital increased by $1.0 million, while non-working capital accruals for program rights and film investments increased by $6.6 million, as the Company invests in television programming.  Dividends payable decreased by $2.0 million.  Income taxes payable decreased due to the timing of income tax installments.

Non-current liabilities increased by $34.5 million.  Long-term debt increased by $14.3 million, as the Company used its credit facility to finance the TELETOON acquisition in the first quarter.  Other long-term liabilities decreased by $6.7 million primarily due to the payment of public benefit liabilities.  Other components of long-term liabilities, which consist primarily of the long-term portion of program rights payable, did not change significantly from the prior year. Net future tax liability (including current future tax asset) increased by $23.4 million due to the TELETOON acquisition, as well as the utilization of tax loss carry-forwards.

Share capital increased by $11.7 million as a result of the exercise of employee stock options, offset by the repurchase and cancellation of shares with a book value of $16.2 million under the Company’s normal course issuer bid.  Contributed surplus increased by $3.4 million as a result of expensing stock-based compensation for the period.  Cumulative translation adjustment increased by $0.6 million due to the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $10.3 million in the fiscal 2007, compared to a decrease of $94.5 million in the prior year.  Positive free cash flow, including business combinations, for fiscal 2007 is $32.3 million compared to $93.8 million i n the prior year.  This decrease is due primarily to the $46.6 million acquisition of an additional 10% interest in TELETOON in the first quarter of fiscal 2007 and the acquisition of two radio stations for $18.0 million in the fourth quarter.  After adding back the cost of these business combinations, free cash flow in fiscal 2007 is $97.0 million, which was within the Company’s stated guidance range.

Cash provided by operating activities in fiscal 2007 is $103.1 million, compared to $111.0 million last year.  This decrease is a result of higher payments for program rights and film investments in the current year.  This has been offset by lower interest payments on the new bank facility.

Cash used in investing activities in fiscal 2007 is $70.8 million, compared to cash used of $17.2 million last year. The current year includes $64.7 million in cash outflow related to the TELETOON acquisition and the acquisition of two radio stations.  The current year also includes $20.7 million in proceeds from the sale of other investments and assets, compared to $15.9 million in the prior year.  Proceeds in the current year include $14.6 million from the sale of shares of Astral Media Inc.  Capital expenditures are $3.3 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2007 is $42.6 million compared to cash used of $188.2 million in the prior year.  The prior year included the refinancing of long-term debt, and the unwinding of the associated cross-currency swap agreements.  In the current year, the Company drew on its credit facility in order to finance the TELETOON acquisition in the first quarter.  The Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006.  To the end of fiscal 2007, 769,100 shares had been purchased and cancelled at an average price of $47.36 per share for cash consideration of $36.4 million.  The exercise of employee stock options resulted in $26.9 million in cash receipts, while $44.8 million in dividends were paid.

Liquidity

As at August 31, 2007, the Company has available $185.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at August 31, 2007, the Company had a cash balance of $33.3 million and a total working capital balance of $94.1 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at August 31, 2007, net debt was $577.4 million, up from $552.7 million at August 31, 2006.  This increase in net debt is a result of the cash flows incurred to acquire 10% of TELETOON in the first quarter.  Net debt to segment profit at August 31, 2007 was 2.4 times, down from 2.6 times at August 31, 2006.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

During fiscal 2006 the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at August 31, 2007 is $8.8 million.  No asset has been included in the consolidated balance sheets.

During the first quarter of fiscal 2007 the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan.  As this derivative does not qualify for hedge accounting, the fair value of $0.5 million for this derivative has been included as a liability in the consolidated balance sheet as at August 31, 2007.

Contractual commitments

In fiscal 2007, the Company has added the following contractual obligations related to a 20-year lease agreement with the City of Toronto:

(thousands of Canadian dollars)	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	187,720	-	5,201	13,870	168,649

Outstanding Share Data

As at September 30, 2007, 1,722,929 Class A Voting Shares and 40,235,695 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three and twelve months ending August 31, 2007 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2006, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended August 31,		Twelve months ended August 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Cash provided by (used in):
Operating activities	38,362	44,903	103,073	111,018
Investing activities	(6,309)	(15,081)	(70,798)	(17,249)
Free cash flow	32,053	29,822	32,275	93,769

Net debt
(thousands of Canadian dollars)	As at August 31, 2007	As at August 31, 2006
Long-term debt	610,697	596,362
Cash and cash equivalents	(33,347)	(43,636)
Net debt	577,350	552,726

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at August 31, 2007	As at August 31, 2006
Net debt [numerator]	577,350	552,726
Segment profit (1) [denominator]	240,921	214,119
Net debt to segment profit	2.4	2.6

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at August 31,	As at August 31,
(in thousands of Canadian dollars)	2007	2006
ASSETS [note 5]
Current
Cash and cash equivalents	33,347	43,636
Accounts receivable	151,380	142,934
Prepaid expenses and other	10,921	7,332
Program and film rights	125,068	104,723
Future tax asset	13,518	14,535
Total current assets	334,234	313,160

Tax credits receivable	16,875	13,226
Investments and other assets	17,492	29,642
Property, plant and equipment, net	78,342	78,417
Program and film rights	90,687	79,380
Film investments [note 2]	66,593	60,779
Deferred charges	4,100	5,655
Broadcast licenses [note 3]	532,812	505,212
Goodwill [note 3]	795,832	756,738
	1,936,967	1,842,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	166,083	160,470
Income taxes payable	1,474	4,583
Total current liabilities	167,557	165,053

Long-term debt [note 5]	610,697	596,362
Other long-term liabilities [note 6]	64,773	71,470
Future tax liability	102,851	80,447
Non-controlling interest	15,196	11,379
Total liabilities	961,074	924,711

SHAREHOLDERS’ EQUITY
Share capital [note 7]	882,244	870,563
Contributed surplus [note 14]	10,250	6,878
Retained earnings	95,568	51,585
Cumulative translation adjustment [note 15]	(12,169)	(11,528)
Total shareholders’ equity	975,893	917,498
	1,936,967	1,842,209

See accompanying notes

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer October 25, 2007	Heather A. Shaw Executive Chair

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[unaudited]
(in thousands of Canadian dollars	Three months ended August 31,		Twelve months ended August 31,
except per share amounts)	2007	2006	2007	2006
Revenues	187,204	184,979	768,743	726,270
Direct cost of sales, general and administrative expenses	137,020	140,464	527,822	512,151
Depreciation	5,768	5,569	21,556	21,302
Amortization	300	566	1,555	2,872
Interest expense [note 8]	8,817	8,524	35,838	43,105
Debt refinancing loss	-	-	-	131,951
Other expense, net [notes 4 and 9]	2,563	8,274	9,800	11,667
Income before income taxes and non-controlling interest	32,736	21,582	172,172	3,222
Income tax expense (recovery)	10,223	(25,933)	59,813	(36,005)
Non-controlling interest	1,294	873	5,341	3,756
Net income for the period	21,219	46,642	107,018	35,471
Retained earnings, beginning of period	91,778	17,945	51,585	50,802
Dividends	(10,566)	(9,020)	(42,842)	(19,586)
Share repurchase excess [note 7]	(6,863)	(3,982)	(20,193)	(15,102)
Retained earnings, end of period	95,568	51,585	95,568	51,585

Earnings per share [note 12]
Basic	$0.50	$1.11	$2.53	$0.84
Diluted	0.49	1.09	2.47	0.82

Weighted average number of shares outstanding [in thousands]
Basic	42,121	41,961	42,281	42,461
Diluted	43,098	42,901	43,328	43,247

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended August 31,		Twelve months ended August 31,
(in thousands of Canadian dollars)	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income for the period	21,219	46,642	107,018	35,471
Add (deduct) non-cash items:
Depreciation	5,768	5,569	21,556	21,302
Amortization of program and film rights	37,149	32,304	138,711	124,327
Amortization of film investments	12,424	17,436	38,781	39,450
Other amortization	300	566	1,555	2,872
Future income taxes	3,337	(33,360)	16,295	(74,232)
Non-controlling interest	1,294	873	5,341	3,756
Stock-based compensation	3,026	5,586	13,066	12,137
Debt refinancing loss	-	-	-	131,951
Other	(335)	477	849	3,078
Net change in non-cash working capital balances related to operations	5,700	10,086	(27,810)	(9,898)
Payment of program and film rights	(41,145)	(31,616)	(156,220)	(134,751)
Net additions to film investments	(10,375)	(9,660)	(56,069)	(44,445)
Cash provided by operating activities	38,362	44,903	103,073	111,018

INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,848)	(8,950)	(20,287)	(23,598)
Business combinations	(18,047)	-	(64,692)	-
Net proceeds from sale of other investments and assets	19,782	(2,702)	20,679	15,943
Decrease in public benefits associated with acquisitions	(2,196)	(3,429)	(6,498)	(9,594)
Cash used in investing activities	(6,309)	(15,081)	(70,798)	(17,249)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(5,450)	(30,093)	14,388	592,687
Notes repurchase and swap termination	-	(88)	(634)	(727,829)
Additions to deferred financing charges	-	-	-	(6,000)
Decrease in other long-term liabilities	(204)	(165)	(676)	(648)
Issuance of shares under stock option plan	1,237	1,945	26,915	5,981
Shares repurchased	(12,042)	(9,387)	(36,422)	(36,789)
Dividends paid	(10,599)	(4,195)	(44,845)	(10,547)
Dividends paid to non-controlling interest	-	-	(1,524)	(5,304)
Other	-	-	234	230
Cash used in financing activities	(27,058)	(41,983)	(42,564)	(188,219)
Net increase (decrease) in cash and cashequivalents during the period	4,995	(12,161)	(10,289)	(94,450)
Cash and cash equivalents, beginning of period	28,352	55,797	43,636	138,086
Cash and cash equivalents, end of period	33,347	43,636	33,347	43,636

See accompanying notes

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”].  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2006 annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.	FILM INVESTMENTS

	As at August 31, 2007	As at August 31, 2006
Projects in development and in process, net of advances	22,772	21,654
Completed projects and distribution rights	28,874	28,721
Investments in third-party-produced film projects	14,947	10,404
	66,593	60,779

3.	BUSINESS COMBINATIONS

In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46.6 million.  This investment will continue to be accounted for as a joint venture, and as such the net assets acquired and results of operations are proportionately consolidated from the date of acquisition.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was $18.0 million.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of this transaction.

The final TELETOON purchase equation and preliminary radio stations purchase equation, which were accounted for using the purchase method, are summarized below:

	TELETOON	Radio	Total
Consideration given:
Cash	46,645	18,047	64,692

Assigned value of net assets acquired:
Current assets	1,473	1,307	2,780
Property, plant and equipment	48	1,346	1,394
Program and film rights	6,555	-	6,555
Investments and other assets	-	2,000	2,000
Broadcast licenses	22,000	5,600	27,600
Goodwill	28,586	10,508	39,094
Accrued liabilities	(4,890)	(1,330)	(6,220)
Deferred credits	-	(1,384)	(1,384)
Future tax liabilities	(7,127)	-	(7,127)
	46,645	18,047	64,692

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006 the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded an additional $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal radio cluster in the fourth quarter.  These costs are included in other expense, net.  To date, $18,075 has been paid in respect of these provisions, and as at August 31, 2007, $3,751 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2008.

5.	LONG-TERM DEBT

	As at August 31, 2007	As at August 31, 2006
Senior Subordinated Notes	-	601
Bank loans	610,697	595,761
	610,697	596,362

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at August 31, 2007, the weighted average interest rate on the outstanding bank loans was 5.9%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.  Interest on the bank loans averaged 5.4% for fiscal 2007.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at August 31, 2007.

6.	OTHER LONG-TERM LIABILITIES

	As at August 31, 2007	As at August 31, 2006
Public benefits associated with acquisitions	7,200	11,615
Unearned revenue from distribution and licensing offilm rights	9,403	11,415
Program rights payable	32,079	31,389
Stock-based compensation obligation	4,947	6,212
Other	11,144	10,839
	64,773	71,470

7.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2006 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2006	1,723,929	26,700	40,281,529	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(16)	1,000	16	-
Issuance of shares under Stock Option Plan	-	-	998,868	27,676	27,676
Shares repurchased	-	-	(769,100)	(16,229)	(16,229)
Repayment of executive stock purchase loans	-	-	-	234	234
Balance, August 31, 2007	1,722,929	26,684	40,512,297	855,560	882,244

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

No options were granted during fiscal 2007.

As at August 31, 2007, the Company has outstanding stock options for 2,386,751 Class B Non-Voting Shares, of which 1,844,226 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2007, the Company has recorded stock-based compensation expense for the three- and twelve-month periods of $744 and $3,003 respectively (2006 - $734 and $2,915).  This charge has been credited to contributed surplus.

For options granted to employees prior to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Net income	21,219	46,642	107,018	35,471
Pro forma net income	21,211	46,459	106,951	34,284
Pro forma basic earnings per share	0.50	1.11	2.53	0.81
Pro forma diluted earnings per share	0.49	1.08	2.47	0.79

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (“TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three and twelve months ended August 31, 2007 in respect of this plan was $2,198 and $6,059 (2006 - $4,319 and $8,689).  The current year’s expense includes a credit of $2,874 generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the three and twelve-month periods of fiscal 2007 of $283 and $1,130, respectively (2006 - $533 and $533).  This charge has been credited to contributed surplus.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)
Normal Course Issuer Bid

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.

During fiscal 2007, the Company repurchased and cancelled 769,100 Class B Non-Voting Shares at an average price of $47.36 per share, for a total cash consideration of $36,422.  This cash consideration exceeded the carrying value of the shares repurchased by $20,193, which amount was charged to retained earnings.

In September 2007, a further 402,100 Class B Non-Voting Shares were purchased and cancelled.

8.    INTEREST EXPENSE

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Interest on long-term debt	8,354	8,255	33,553	41,383
Other interest	463	269	2,285	1,722
	8,817	8,524	35,838	43,105

9.    OTHER EXPENSE, NET

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Interest income	(93)	(376)	(841)	(2,643)
Foreign exchange loss	62	184	109	487
Earnings from equity investments	349	(17)	857	(1,004)
Restructuring charges	3,009	7,347	10,393	11,433
Asset disposal gains and losses	(1,448)	391	(1,448)	2,801
Other	684	745	730	593
	2,563	8,274	9,800	11,667

10.  BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio; and (2) acquisition from third party producers.  Prior to fiscal 2007, the studio was considered to be part of the Content segment.  As a result of changes made to Corus’ management structure in early fiscal 2007, the production studio is now considered part of the Television segment and the activities of the studio are included in Television’s results.  The segment results of Television and Content for the prior year have been restated to reflect certain aspects of this change.  The impact of the items restated on fiscal 2006 is to increase Television’s revenues and segment profit by $2,223 and $407, respectively, in the fourth quarter, and by $8,507 and $1,053 for the year, with a corresponding decrease in Content.  For other aspects of the new business relationship between the Content and Television segments, it is impracticable to restate prior years.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Transactions between reporting segments are recorded at fair value.

(a)  Revenues and segment profit

Three months ended August 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	66,544	104,219	17,653	-	(1,212)	187,204
Direct cost of sales, general and administrative expenses	46,833	68,678	15,399	7,372	(1,262)	137,020
Segment profit	19,711	35,541	2,254	(7,372)	50	50,184
Depreciation	1,856	2,566	161	1,185	-	5,768
Amortization	-	-	-	300	-	300
Interest expense	-	-	-	8,817	-	8,817
Other expense, net	2,590	627	625	(1,279)	-	2,563
Income before income taxes and non-controlling interest	15,265	32,348	1,468	(16,395)	50	32,736

Three months ended August 31, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	66,287	96,873	24,546	-	(2,727)	184,979
Direct cost of sales, general and administrative expenses	50,443	62,325	22,316	7,851	(2,471)	140,464
Segment profit	15,844	34,548	2,230	(7,851)	(256)	44,515
Depreciation	1,734	2,852	63	920	-	5,569
Amortization	-	266	-	300	-	566
Interest expense	-	-	-	8,524	-	8,524
Other expense, net	70	544	6,769	891	-	8,274
Income before income taxes and non-controlling interest	14,040	30,886	(4,602)	(18,486)	(256)	21,582

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

Twelve months ended August 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	275,736	436,270	61,325	-	(4,588)	768,743
Direct cost of sales, general and administrative expenses	198,201	253,822	55,883	24,844	(4,928)	527,822
Segment profit	77,535	182,448	5,442	(24,844)	340	240,921
Depreciation	6,195	10,908	256	4,197	-	21,556
Amortization	-	355	-	1,200	-	1,555
Interest expense	-	-	-	35,838	-	35,838
Other expense, net	3,911	6,156	2,876	(3,143)	-	9,800
Income before income taxes and non-controlling interest	67,429	165,029	2,310	(62,936)	340	172,172

Twelve months ended August 31, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	268,367	401,856	63,618	-	(7,571)	726,270
Direct cost of sales, general and administrative expenses	200,015	236,563	59,118	23,998	(7,543)	512,151
Segment profit	68,352	165,293	4,500	(23,998)	(28)	214,119
Depreciation	6,899	10,493	149	3,761	-	21,302
Amortization	-	1,065	-	1,807	-	2,872
Interest expense	-	-	-	43,105	-	43,105
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense, net	4,000	901	6,468	298	-	11,667
Income before income taxes and non-controlling interest	57,453	152,834	(2,117)	(204,920)	(28)	3,222

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets

	As at August 31, 2007	As at August 31, 2006
Radio	725,410	706,007
Television	1,065,585	945,129
Content	80,723	98,935
Corporate	68,519	94,836
Eliminations	(3,270)	(2,698)
	1,936,967	1,842,209

Assets are located primarily within Canada.

11.  FINANCIAL INSTRUMENTS

Fair values

The fair values of long-term debt and derivative financial instruments have been determined as follows:

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Derivative financial instruments

The estimated fair values of these agreements are as follows:

	August 31, 2007		August 31, 2006
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate swap agreements	-	8,767	-	2,012
Total return swap agreements	(497)	(497)	-	-

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

12. EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Net income for the period [numerator]	21,219	46,642	107,018	35,471

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,121	41,961	42,281	42,461
Effect of dilutive securities	977	940	1,047	786
Weighted average number of shares outstanding - diluted	43,098	42,901	43,328	43,247

13.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Interest paid	7,958	8,360	33,928	61,025
Interest received	93	376	841	2,643
Income taxes paid	17,652	12,451	47,646	38,218

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

14.  CONTRIBUTED SURPLUS

Balance, August 31, 2006	6,878
Stock-based compensation	4,133
Exercise of stock options	(761)
Balance, August 31, 2007	10,250

15.  FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended August 31,		Twelve months ended August 31,
	2007	2006	2007	2006
Direct cost of sales, general and administrative expenses	(206)	212	(363)	(511)
Other expense, net	62	185	109	487
Total foreign exchange gains (losses)	(144)	397	(254)	(24)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2006	(11,528)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(641)
Balance, August 31, 2007	(12,169)

16.  COMMITMENTS AND CONTINGENCIES

In the third quarter of fiscal 2007, the Company entered into a 20-year lease agreement with the City of Toronto to become the primary tenant in a new building to be constructed on the Toronto waterfront.  The rent commitment associated with this lease for the next five years and thereafter is as follows:

2008	-
2009	-
2010	5,201
2011	6,935
2012	6,935
Thereafter	168,649
187,720

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2007
(in thousands of Canadian dollars except share information)

On December 14, 2006, the Federal Court of Canada ruled that the Part II License Fees paid by Canadian Radio-television and Telecommunications Commission (“CRTC”) licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II License Fees to the CRTC.  The Company has concluded that it is not appropriate to accrue for these fees in its results for fiscal 2007.  The decision is subject to appeal, and the outcome of any appeal may have a detrimental impact on the future financial results of the Company.

17.  SUBSEQUENT EVENTS

On September 26, 2007 the Company announced organizational changes in its Corporate and Television divisions.  These changes will result in severance and other restructuring expenses of approximately $2,000 to be recorded in the first quarter of fiscal 2008.

18.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2007 consolidated financial statements.

Si vous souhaitez recevoir un exemplaire du rapport aux actionnaires en français, veuillez adresser votre demande à investor.relations@corusent.com.